SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d - 1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

MEDICAL CONNECTIONS HOLDINGS, INC.

(Name of Company)

Common Stock, par value $.001 per share

(Title of Class of Securities)

58455T 10 4

(CUSIP Number)

Laura M. Holm, Esq.

Akerman Senterfitt

Las Olas Center II, Suite 1600

350 East Las Olas Blvd.

Fort Lauderdale, FL 33301

Tel. No.: (954) 463-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2006

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 867017105                                                                                13D                                                                                Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph J. Azzata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER* 3,289,500 shares of the Company's common stock 500,000 shares of the Company's Series B preferred stock 230,000 shares of the Company's Series C preferred stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,289,500 shares of the Company's common stock 500,000 shares of the Company's Series B preferred stock 230,000 shares of the Company's Series C preferred stock
	10	SHARED DISPOSITIVE POWER -0-
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 3,289,500 shares of the Company's common stock

    500,000 shares of the Company's Series B preferred stock

    230,000 shares of the Company's Series C preferred stock

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.48% of the voting power
14	TYPE OF REPORTING PERSON IN

———————

*

Holders of the Company's common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock vote together as a single class on all matters, unless otherwise specified  in the Florida Business Corporation Act.  Each share of common stock and Series A preferred stock has 1 vote per share, each share of Series B preferred stock has 10 votes per share and each share of Series C preferred stock has 100 votes per share. The Series B and Series C preferred stock are not convertible into shares of the Company's common stock.

CUSIP No. 867017105                                                                                13D                                                                                Page 3 of 6 Pages

This Amendment No. 1 amends the filing on Schedule 13D, originally filed with the Securities and Exchange ("SEC") on Dec. 2005 by furnishing the information set forth below.  Unless set forth below, all previous Items are unchanged.  Capitalized terms used herein which are defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 3, 2006, the Company declared a dividend of one share of Series A preferred stock for each share of common stock held by each shareholder, which was payable on June 10, 2006.  Mr. Azzata received 164,475 shares of the Company's Series A preferred stock as a dividend on June 10, 2006.   Each share of Series A preferred stock is exchangeable for nineteen (19) shares of the Company’s common stock at any time and has one vote per share on all matters which are brought to a vote of the holders of the Company's common stock.  The Series A preferred shareholders have no other rights or preferences.

On February 16, 2007, Mr. Azzata converted his 164,475 shares of Series A preferred stock into 3,125,025 shares of the Company's common stock.

In June 2006, the Company issued 500,000 shares of the Company's Series B preferred stock to Mr. Azzata. The Company's Board of Directors determined that the issuance of the Series B preferred stock to the management team would enable them to more effectively focus on the operations of the Company and future financings without regard to any change of control issues which might result from the future financings.

Each share of Series B preferred stock has 10 votes per share and has no other rights or preferences.

On November 12, 2009, the Company issued an aggregate of 230,000 shares of the Company's Series C preferred stock to Mr. Azzata as a bonus for services rendered during fiscal 2008.  Additionally, the Board authorized the issuance because it deemed it in the best interest of the Company for Mr. Azzata and Mr. Nicolosi to retain management control so the Company could implement its acquisition strategy.  Each share of Series C preferred stock has 100 votes per share and will vote together with holders of the Company's common stock and Series B preferred stock as a single class on all matters presented to the Company's shareholders at an annual or special meeting (or pursuant to written consent), except with respect to the matters relating to the election of directors. The holders of a majority of shares of the Company's Series C preferred stock will have the right to appoint a majority of the directors serving on the Company's Board. The Series C preferred stock does not have any dividend or liquidation preferences

ITEM 4.

PURPOSE OF THE TRANSACTION

This Statement relates to Mr. Azzata's beneficial ownership of 3,289,500 shares of the Company's common stock, 500,000 shares of Series B preferred stock and 230,000 shares of Series C preferred stock through the transactions described in Item 3 of this Statement. As of November 16, 2009, these shares constitute 29.48% of the Company's voting securities; however, the Series B and Series C preferred shares are not convertible into shares of the Company's common stock.  Beneficial ownership of these shares is part of Mr. Azzata's overall investment and financial planning strategy.

Except for considering potential acquisition opportunities for the Company, Mr. Azzata does not have any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  Mr. Azzata reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in the Company, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, and any other actions, as he may determine. Mr. Azzata intends to review continually his investment in the Company, depending upon future evaluations of the business prospects of the Company and upon other developments, including but not limited to, general economic and business conditions and stock market conditions. Mr. Azzata may determine to increase or decrease their equity position in the Company by acquiring additional shares or disposing of some of the shares he may hold.

CUSIP No. 867017105                                                                                13D                                                                                Page 4 of 6 Pages

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a)  Amount beneficially owned

Common

Class B

Class C

      Joseph Azzata

3,289,500

500,000

230,000

(b)  Percent of Class

Common

Class B

Class C

      Joseph Azzata

     7%

   50%

      50%

(c)  Number of shares as to which such person has:

(i)  sole power to vote or direct the vote*

Common*

Class B*

Class C*

      Joseph Azzata

3,289,500

5,000,000

23,000,000

———————

*

Mr. Azzata has voting power over 29.48% of the Company's voting securities.  The common stock, Series A preferred stock, Series B preferred stock and Series C preferred stock all vote together as a single class, except as prohibited by the Florida Business Corporation Act. Each share of Series A preferred stock has 1 vote per share, each share of Series B preferred stock has 10 votes per share and each share of Series C preferred stock has 100 votes per share.   Mr. Azzata owns:

(ii)  Shared power to vote or direct the vote

Common

Class B

Class C

      Joseph Azzata

            0

           0

           0

(iii)  Sole power to dispose or to direct the disposition of:

Common

Class B

Class C

      Joseph Azzata

3,289,500

500,000

230,000

(iv)  Shared power to vote or direct the vote

Common

Class B

Class C

      Joseph Azzata

            0

           0

           0

(d)  Except as described herein, Mr. Azzata has not effected any transactions in the Company's common stock in the past 60 days.

(e)  All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this Statement.

(f)  Not applicable.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The rights and preferences of shares of the Company's Series B and Series C preferred stock are set forth in the Company's Articles of Incorporation, as amended, which are referenced as exhibits in Item 7 hereof.

CUSIP No. 867017105                                                                                13D                                                                                Page 5 of 6 Pages

ITEM 7.

MATERIALS TO BE FILED AS EXHIBITS.

Number	Exhibit Name and/or Identification of Exhibit
3.1

Articles of Incorporation filed with the Florida Secretary of State on May 11, 1999 (incorporated by reference to Exhibit 3.1 of the Company's registration statement on Form SB-2 filed with the SEC on October 29, 2001).

3.2

Amendment to Articles of Incorporation filed with the Florida Secretary of State on June 25, 1999 (incorporated by reference to Exhibit 3.2 of the Company's registration statement on Form SB-2 filed with the SEC on October 29, 2001).

3.3

Articles of Amendment to Articles of Incorporation filed with the Florida Secretary of State on August 10, 1999 (incorporated by reference to Exhibit 3.3 of the Company's registration statement on Form SB-2 filed with the SEC on October 29, 2001).

3.4

Articles of Share Exchange of Webb Mortgage Depot, Inc. with Webb Mortgage Services Corporation and Webb Mortgage Corp. filed with the Florida Secretary of State on March 13, 2000 (incorporated by reference to Exhibit 3.4 of the Company's registration statement on Form SB-2 filed with the SEC on October 29, 2001).

3.5	Bylaws (incorporated by reference to Exhibit 3.5 of the Company's registration statement on Form SB-2 filed with the SEC on October 29, 2001).
3.6	Amendment to the Articles of Incorporation filed with the Florida Secretary of State (incorporated by reference to the Company's Form 8-K filed with the SEC on December 29, 2005).
3.7	Amendment to the Articles of Incorporation filed with the Florida Secretary of State on March 31, 2008 (incorporated by reference to Form 10-KSB previously filed with the SEC on April 15, 2008.)
3.8

Designation of Series C Preferred Stock filed with the Florida Secretary of State on November 12, 2009 (incorporated by reference to Exhibit 3.1 in the Company's Form 8-K filed with the SEC on November 13, 2009).

———————

*

Filed herewith

CUSIP No. 867017105                                                                                13D                                                                                Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 19, 2009

/s/ JOSEPH J. AZZATA
Joseph J. Azzata

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).